Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
June 2, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Amendment No. 4 to Registration Statement on Form S-11 File No. 333-154975 — Filed June 2, 2009
Dear Mr. Kluck:
     This letter sets forth the responses of our client, TNP Strategic Retail Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated May 22, 2009, regarding Amendment No. 3 to the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has filed today Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR, which reflects the responses below. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 4.
Prior Performance Summary, page 68
Adverse Business Developments, page 70
1.	Comment: We note your disclosure on page 70 that prior real estate programs have occasionally been adversely affected by vacancies either due to defaults or lease expirations or terminations. Please disclose which specific programs have been affected and discuss in greater detail the nature of the defaults, the types of properties and the effect upon

Mr. Tom Kluck
June 2, 2009

revenues. Also disclose which programs and properties have experienced continued vacancies for a long period of time and discuss any significant impact upon revenues.

Response: The Issuer intended the above-referenced language as a cautionary statement to investors regarding adverse business developments. The Issuer has revised the disclosure at page 71 to clarify that other than general adverse effects due to current economic conditions, the prior real estate programs have operated with no major adverse business conditions or developments that would be material to investors in the Issuer.
Exhibits
2.	Comment: Prior to effectiveness, please file executed copies of your legality and tax opinions.

Response: Prior to effectiveness, the Issuer will file executed copies of the legality and tax opinions.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.
Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Enclosures

cc:	Ms. Kristina Aberg, Division of Corporation Finance Mr. Anthony W. Thompson